STATEMENT OF INVESTMENTS
Dreyfus Appreciation Fund, Inc.
September 30, 2008 (Unaudited)

Common Stocks--100.2%	Shares	Value ($)
Beverages--7.6%		
Coca-Cola	2,347,700	124,146,376
PepsiCo	1,778,800	126,775,076
		250,921,452
Consumer Discretionary--8.0%		
Christian Dior	536,600 a	41,023,229
McDonald's	1,146,300	70,726,710
McGraw-Hill	1,453,900 a	45,957,779
News, Cl. A	4,835,108	57,972,945
News, Cl. B	234,100	2,844,315
Target	926,800	45,459,540
		263,984,518
Consumer Staples--23.1%		
Altria Group	3,429,300	68,037,312
Estee Lauder, Cl. A	707,100 a	35,291,361
Fomento Economico Mexicano, ADR	391,800	14,943,252
Kraft Foods, Cl. A	511,868	16,763,677
Nestle, ADR	3,048,750	131,058,750
Philip Morris International	3,429,300	164,949,330
Procter & Gamble	2,330,700	162,426,483
SYSCO	731,700 a	22,558,311
Wal-Mart Stores	996,500	59,680,385
Walgreen	2,780,500	86,084,280
Whole Foods Market	241,100 a	4,829,233
		766,622,374
Energy--24.3%		
BP, ADR	206,900 a	10,380,173
Chevron	1,542,700	127,241,896
ConocoPhillips	1,892,400	138,618,300
Exxon Mobil	3,324,198	258,157,217
Halliburton	1,222,700	39,603,253
National Oilwell Varco	226,300 b	11,367,049
Occidental Petroleum	956,000	67,350,200
Patriot Coal	34,300 b	996,415
Peabody Energy	171,400	7,713,000
Royal Dutch Shell, ADR	619,400	36,550,794
Total, ADR	1,121,900	68,076,892
Transocean	260,448 b	28,607,608
Weatherford International	440,800 b	11,081,712
		805,744,509
Financial--8.5%		
American Express	1,120,800	39,709,944
Ameriprise Financial	536,600	20,498,120
Bank of America	1,518,400	53,144,000
Berkshire Hathaway, Cl. A	392 b	51,195,200
HSBC Holdings, ADR	721,700 a	58,335,011

JPMorgan Chase & Co.	996,400	46,531,880
Prudential Financial	195,900 a	14,104,800
		283,518,955
Health Care--9.2%		
Abbott Laboratories	1,268,300	73,028,714
Intuitive Surgical	30,000 a,b	7,229,400
Johnson & Johnson	1,853,600	128,417,408
Medtronic	391,800	19,629,180
Merck & Co.	468,300	14,779,548
Novo Nordisk, ADR	362,500	18,560,000
Roche Holding, ADR	585,400	45,552,843
		307,197,093
Industrial--8.0%		
Caterpillar	538,800 a	32,112,480
Emerson Electric	1,534,800	62,604,492
General Dynamics	362,500	26,687,250
General Electric	4,062,600	103,596,300
McDermott International	250,000 b	6,387,500
United Technologies	587,800	35,303,268
		266,691,290
Information Technology--9.3%		
Apple	318,400 b	36,189,344
Automatic Data Processing	878,800	37,568,700
Cisco Systems	1,714,300 b	38,674,608
Corning	720,000	11,260,800
Intel	4,829,300	90,452,789
Microsoft	1,886,200	50,342,678
QUALCOMM	438,800	18,855,236
Texas Instruments	1,175,500	25,273,250
		308,617,405
Materials--2.2%		
Freeport-McMoRan Copper & Gold	340,000 a	19,329,000
Praxair	609,700	43,739,878
Rio Tinto, ADR	46,000 a	11,477,000
		74,545,878
Total Common Stocks		
(cost $2,364,689,663)		**3,327,843,474**

**Investment of Cash Collateral for
Securities Loaned--2.5%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $84,306,528)	84,306,528 c	**84,306,528**
Total Investments (cost $2,448,996,191)	**102.7%**	**3,412,150,002**
Liabilities, Less Cash and Receivables	**(2.7%)**	**(89,493,911)**
Net Assets	**100.0%**	**3,322,656,091**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At September 30, 2008, the total market value of the fund's securities on
     loan is $84,512,599 and the total market value of the collateral held by the fund is $84,306,528.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

At September 30, 2008, the aggregate cost of investment securities for income tax purposes was $2,448,996,191.
Net unrealized appreciation on investments was $963,153,811 of which $1,126,361,419 related to appreciated investment securities
and $163,207,608 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.
The following is a summary of the inputs used as of September 30, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instrument
Level 1 - Quoted Prices	3,371,126,773	0
Level 2 - Other Significant Observable Inputs	41,023,229	0
Level 3 - Significant Unobservable Inputs	0	0
Total	3,412,150,002	0

*Other financial instruments include derivative instruments, such as futures, forward currency
exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.